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SECUR 09056305 MISSION

ANN... REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53420

FEB 27 2009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Time Equities Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Time Equities Securities, LLC:

We have audited the accompanying statement of financial condition of Time Equities Securities, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Time Equities Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Time Equities Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 51,861
Due from related party	8,154
Prepaid expense	8,477
Total assets	$ 68,492

Liabilities and Member's Equity

Member's equity	$ 68,492

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Statement of Operations
December 31, 2008

Revenues	
Other income	$ 22,450
Total revenues	22,450
Expenses	
Regulatory fees	7,926
Other operating expenses	22,450
Total expenses	30,376
Net income (loss)	$ (7,926)

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 76,418
Net income (loss)	(7,926)
Balance at December 31, 2008	$ 68,492

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (7,926)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from related party	$ 14,003	
Prepaid expenses	(1,098)	
Total adjustments		12,905
Net cash provided by (used in) operating activities		4,979
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		4,979
Cash at beginning of year		46,882
Cash at end of year		$ 51,861

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Time Equities Securities, LLC
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Time Equities Securities, LLC ("the Company") is a broker/dealer formed in the state of New York on August 16, 2000. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operation consists primarily of private offering real estate interest in limited partnerships to accredited and other pre-qualified investors.

The Company is a wholly owned subsidiary of Time Equities, Inc. (the "Parent"). All investment banking revenue is earned through referral from the Parent.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its investment banking fees when earned, usually after completion of the assignment, in accordance with written terms of its engagement agreements.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company was organized as a Limited Liability Company, therefore no federal income tax provision is provided. All tax effects of the Company's income or loss are passed through to the member individually. However, the Company is subject to the New York City Unincorporated Business Tax.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Time Equities, Inc., that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services are provided at no cost to the Company. For the year ended December 31, 2008, the Company billed the Parent for $22,450 of said expenses, which is reflected as Other Income on the accompanying Statement of Operations.

Due from related party represents expenses paid by the Company which are reimbursable under the expense sharing agreement with the Parent. At December 31, 2008, there was a balance of $8,154 due from the Parent.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $51,861, which was $46,861 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was not applicable because the Company has no aggregate indebtedness, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Time Equities Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Member's equity		$ 68,492
Less: Non-allowable assets		
Receivable from related party	$ (8,154)	
Prepaid expenses	(8,477)	
Total adjustments		(16,631)
Net capital		51,861
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ –	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 46,861
Ratio of aggregate indebtedness to net capital	N/A	

There was no difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

Time Equities Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Time Equities Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Time Equities Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Time Equities Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Time Equities Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Time Equities Securities, LLC:

In planning and performing our audit of the financial statements of Time Equities Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding parag raph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*We Focus & Care*SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

Time Equities Securities, LLC
Trial Balance Worksheet

Basis: Report

Account	T	Description	Workpaper	Dec 31, 2007	Dec 31, 2008 Unadjusted	Adjustments	Dec 31, 2008 Adjusted
1000	A	Capital One Bank	C1000	46,882.00	51,860.91		51,860.91
1300	A	Due from Affiliates	I1300	22,157.00	8,153.87		8,153.87
1350	A	Prepaid expenses	G1	7,379.00	7,231.00		7,231.00
1360	A	Prepaid epxenses-FINRA Fees	G1	0.00	1,246.00		1,246.00
		Total Assets		76,418.00	68,491.78	0.00	68,491.78
3000	L	Member's equity	T-1	18,661.00	179,308.00		179,308.00
3100	L	Opening Balance Equity	T-1	0.00	2,894.72		2,894.72
3200	L	Retained earning	T-1	0.00	(258,621.50)		(258,621.50)
		Total Liabilities/Equity		18,661.00	(76,418.78)	0.00	(76,418.78)
5000	R	Investment banking revenue		(70,000.00)	0.00		0.00
5050	R	Other income		(35,000.00)	0.00		(22,450.00)
		1				(22,450.00)	
		Total Revenue		(105,000.00)	0.00	(22,450.00)	(22,450.00)
6500	E	Rebulatory Fees		9,611.00	7,095.00		7,095.00
6600	E	Regulatory fee-Membership		0.00	682.00		682.00
6700	E	Regulatory fee-SIPC		0.00	150.00		150.00
6800	E	Other expenses		310.00	0.00		22,450.00
		1				22,450.00	
		Total Expense		9,921.00	7,927.00	22,450.00	30,377.00
		Total		0.00	0.00	0.00	0.00
		Profit/(Loss)		95,079.00	(7,927.00)	0.00	(7,927.00)

Prepared by________

Reviewed by________

Time Equities Securities, LLC
Adjusting Journal Entries

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect	Workpaper
1	Adjusting	12/31/08					
		6800	Other expenses	22,450.00			
		5050	Other income		22,450.00		
						0.00	
			To gross fee income from the Parent.				
		TOTAL		22,450.00	22,450.00	0.00	